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SEC
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FEB 24 2017
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SI



17005632

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-14148 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunSet Financial Services INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3520 Broadway
(No. and Street)

Kansas City (City) Missouri (State) 64111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly T. Ullom 816-753-7000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700 (Address) Kansas City (City) Missouri (State) 64106 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CM

## OATH OR AFFIRMATION

I, Kelly T. Ullom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunset Financial Services, Inc., as of February 21, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
NOTARY
SEAL
STATE OF MISSOURI

BARBARA BROWN
My Commission Expires
May 16, 2020
Clay County
Commission #12342891

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *Sunset Financial Services, Inc.*

Financial Statements
and
Supplemental Schedules

# December 31, 2016

## SUNSET FINANCIAL SERVICES, INC.
## STATEMENT OF FINANCIAL CONDITION
## December 31, 2016

(amounts in thousands, except share data)

| | | |
|---|---|---|
| **ASSETS** | | |
| Real estate investment trusts, at fair value (cost $132) | $ | 27 |
| Cash and cash equivalents | | 266 |
| Accounts receivable | | 466 |
| Income tax receivable | | 60 |
| Other assets | | 20 |
| Total assets | $ | 839 |
| **LIABILITIES** | | |
| Due to affiliated entities | $ | 65 |
| Accounts payable | | 19 |
| Deferred tax liability, net | | 103 |
| State deferred tax liability | | 12 |
| Other liabilities | | 33 |
| Total liabilities | | 232 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, par value $10 per share; authorized, 50,000 shares; issued and outstanding 5,000 shares | | 50 |
| Additional paid in capital | | 1,500 |
| Retained deficit | | (943) |
| Total stockholder's equity | | 607 |
| Total liabilities and stockholder's equity | $ | 839 |

*See accompanying Notes to Financial Statements.*

**SUNSET FINANCIAL SERVICES, INC.**
**STATEMENT OF OPERATIONS**
**Year ended December 31, 2016**
(amounts in thousands)

| | | |
|---|---|---|
| **REVENUES** | | |
| Proprietary revenue | $ | 102 |
| Override revenue | | 1,173 |
| Future sales proceeds | | 348 |
| Asset management fee | | 73 |
| Investment income and other | | 19 |
| Total revenues | | 1,715 |
| **EXPENSES** | | |
| Administrative fees | | 1,475 |
| Legal expenses | | 105 |
| Other operating expenses | | 98 |
| Total expenses | | 1,678 |
| Income before income taxes | | 37 |
| Income tax expense | | 5 |
| **NET INCOME** | $ | 32 |

*See accompanying Notes to Financial Statements.*

# SUNSET FINANCIAL SERVICES, INC.
## STATEMENT OF STOCKHOLDER'S EQUITY
### Year ended December 31, 2016
(amounts in thousands)

| | | |
|---|---|---|
| **COMMON STOCK,** beginning and end of year | $ | 50 |
| | | |
| **ADDITIONAL PAID IN CAPITAL** | | |
| Beginning of year | | 2,300 |
| Capital distributions | | (800) |
| End of year | | 1,500 |
| | | |
| **RETAINED DEFICIT** | | |
| Beginning of year | | (975) |
| Net income | | 32 |
| End of year | | (943) |
| | | |
| **STOCKHOLDER'S EQUITY** | $ | 607 |

*See accompanying Notes to Financial Statements.*

**SUNSET FINANCIAL SERVICES, INC.**
**STATEMENT OF CASH FLOWS**
**Year ended December 31, 2016**
(amounts in thousands)

| | |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net income | $ 32 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Investment losses, net | 1 |
| Deferred income taxes | (18) |
| Changes in assets and liabilities: | |
| Accounts receivable | 29 |
| Deposit with FINRA | 5 |
| Income taxes, net | (70) |
| Due to affiliated entities | (106) |
| Accounts payable | 1 |
| Other liabilities | 26 |
| Net cash used for operating activities | (100) |
| **FINANCING ACTIVITIES** | |
| Cash distributions | (800) |
| Net cash used for financing activities | (800) |
| Decrease in cash and cash equivalents | (900) |
| Cash and cash equivalents at beginning of year | 1,166 |
| Cash and cash equivalents at end of year | $ 266 |

*See accompanying Notes to Financial Statements.*

## *1. Nature of Operations and Significant Accounting Policies*

### Business

Sunset Financial Services, Inc. (the Company or SFS) is a wholly-owned subsidiary of Kansas City Life Insurance Company (Kansas City Life). The Company is registered as a brokerage and investment adviser firm with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company wholesales and markets variable life and annuity products for Kansas City Life.

On November 14, 2014 the Company completed the sale of certain accounts under an asset purchase agreement with Securities America, Inc. (SAI), a subsidiary of Ladenburg Thalmann Financial Services, Inc., (NYSE MKT: LTS). Under this agreement, approximately 210 registered representatives transitioned from the Company to SAI. The remaining representatives and advisors of the Company conduct business under the name "KCL Services Company," through an Office of Supervisory Jurisdiction (OSJ) branch of SAI. The Company continues to provide underwriting and distribution services to Kansas City Life related to its variable life insurance products. The Kansas City Life OSJ is a Principal who entered into a contract with SAI to supervise the OSJ branch and receives all commissions and overrides for securities products sales. This Principal assigns and transfers to Kansas City Life all compensation and other payments that become due and payable to the Principal from SAI. This Principal is also designated by SFS as a related party. Please see Note 6.

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(1). Under this exemption, Supplemental Schedule II the "Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements" and Supplemental Schedule III the "Information Relating to the Possession or Control Requirements" are not required.

### Basis of Presentation

The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP).

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from such estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2016 the Company had $240 not insured by the Federal Deposit Insurance Corporation (FDIC).

### Investments – Real Estate Investment Trusts

Real estate investment trusts are reported at fair value as a trading portfolio. No independent third party pricing service is available and there is limited or no observable market data. Fair values are calculated using the Company's own estimates, which include observable inputs such as the net asset value (NAV). The key unobservable inputs are the liquidity adjustments due to the economic and competitive market, and performance risks based on the unique characteristics of the asset.

### Revenue Recognition

Revenues consist of the following:

- Proprietary revenues are from the sale of variable products by Kansas City Life.
- Override revenue consists of fees for administrative support services to a Principal operating as an OSJ. These fees are recorded as the related commissions and overrides for security product sales are recorded by the Principal. Override revenues are calculated based upon a contractual percentage of the gross dealer concessions (GDC).

- Future sales proceed revenues are based upon the agreement with SAI. This agreement identifies that the Company will receive three annual payments equal to 3% of the GDC from the proceeding twelve months, beginning in 2014 and ending in 2017.

- Asset management fees are received from certain fund managers based upon average assets exceeding established thresholds.

**Income Taxes**

The Company files a consolidated federal tax return with other insurance and non-insurance affiliates of Kansas City Life. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Gross deferred tax assets and liabilities are measured using tax rates expected at the time of their reversal. Income taxes receivable are deducted in computing net capital in accordance with Rule 15c3-1(c)(2)(iv)(C)/02.

The Company's parent is no longer subject to federal or state income tax examinations by taxing authorities before 2013.

***2. Investment and Investment Income***

The Company maintains an investment portfolio that is designated as trading and includes the real estate investment trusts. Investment income is comprised of interest income and the change in fair value for real estate investment trusts.

***3. Fair Value Measurements***

**Fair Values Hierarchy**

The Company categorizes its financial assets and liabilities measured at fair value in three levels, based on the inputs and assumptions used to determine the fair value. These levels are as follows:

Level 1 - Valuations are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - Valuations are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Valuations are obtained from third-party pricing services or inputs that are observable or derived principally from or corroborated by observable market data.

Level 3 - Valuations are generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of discounted cash flow models, spread-based models, and similar techniques, using the best information available in the circumstances.

**Determination of Fair Value**

The carrying amount of cash and cash equivalent investments approximates their fair values. The fair values for real estate investment trusts are based on the Company's own estimates and are categorized as level 3. These estimates are based on net asset value of the investment with liquidity discounts for the economic and competitive environment, unique characteristics of the asset and other pertinent factors. These estimates cannot be determined with precision and may not be realized in an actual sale and there may be inherent weakness in any valuation technique.

There were no transfers between levels in 2016. At December 31, 2016, there were no assets or liabilities reported at fair value on a nonrecurring basis.

(amounts in thousands)

### *4. Federal Income Taxes*

The components of income tax expense (benefit) on operations in 2016 are as follows:

| | Total |
|---|---|
| Current income tax expense | $ 23 |
| Deferred income tax benefit | (18) |
| Total income tax expense | $ 5 |

The following table provides a reconciliation of the federal income tax rate to the Company's effective income tax rate for the year ended December 31.

| | |
|---|---|
| Federal income tax rate | 35% |
| Prior year provision to tax return true-up | (19)% |
| Permanent differences | (2)% |
| Effective income tax rate | 14% |

Total income tax expense is 14% of income before income tax expense. The effective income tax rate is less than the statutory rate of 35% primarily due to permanent differences and the prior year provision to tax return true-up. Permanent differences included the federal benefit of deferred state income taxes that resulted in a benefit of approximately 2% of income before tax for the year ended December 31, 2016. The prior year provision to tax return true-up differences resulted in a benefit of approximately 19% of income before tax for the year ended December 31, 2016.

Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table:

| | Total |
|---|---|
| Deferred tax asset: | |
| Investment losses, net | $ 37 |
| Total | $ 37 |
| Deferred tax liability: | |
| Deferred revenue | (140) |
| Total | $ (140) |
| Deferred tax liability, net | $ (103) |

A valuation allowance is established for deferred tax assets that the Company does not believe a future tax benefit will be realized using a more likely than not standard. The Company did not record a valuation allowance in 2016, as management believes the Company will more likely than not realize the benefit of its deferred tax asset.

The Company did not have any unrecognized tax benefits at December 31, 2016. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. In 2016, the Company did not recognize any expense related to interest and penalties.

The Company did not have any uncertain tax positions at December 31, 2016.

### *5. Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not

(amounts in thousands)

exceed 15 to 1. At December 31, 2016, the Company had net capital of $29, which was in excess of its required net capital of $15. The Company's ratio of aggregate indebtedness to net capital was 8 to 1. See Schedule I for additional information.

### *6. Related Party Transactions*

Pursuant to terms of an agreement, Kansas City Life furnishes certain administrative services to the Company, including but not limited to legal, accounting, human resources, information technologies and fixed assets. The administrative fees for providing such items amounted to $1,475. The cost of these services is determined based upon internal cost studies performed by Kansas City Life on behalf of the Company, which may be different than if the services were either provided by an unrelated third party or by the Company. Also, in accordance with the agreement, Kansas City Life pays certain operating expenses on behalf of the Company. The Company reimburses Kansas City Life for these expenses, which in 2016 amounted to $89. At December 31, 2016, the Company had an accounts payable due to affiliates of $65. For the year ended December 31, 2016, the Company had other affiliated revenues amounted to $102.

The Company has an administrative agreement with a Principal that assigns and transfers to the Company all compensation and other payments that become due and payable to the Principal from SAI. As of December 31, 2016, the Company had an accounts receivable of $39 from SAI and for the year ended 2016 affiliated revenue of $1,173, which is included in Override revenue in the Statement of Operations.

### *7. Contingencies*

The Company is currently a defendant in certain legal proceedings described below. It is often not possible to predict the ultimate outcome of pending legal proceedings or to provide with any degree of certainty the reasonable ranges of potential losses related thereto. The matters referred to below are at stages where the Company does not have sufficient information to make an assessment of the claims for liability or damages. The claimants are seeking undefined amounts of damages or other relief, which are difficult to quantify and cannot be estimated based on the information currently available. Additionally, based on the events over the last year involving these matters, the Company does not have sufficient information at present to be able to determine the likelihood or amount of an outcome, but the resolution of any of these matters could have a material adverse effect on its financial position, results of operations, or cash flows.

The Company has two complaints to be heard in arbitration proceedings under FINRA rules. These complaints, which include investments in real estate related funds or trusts, allege most if not all of the following: breach of fiduciary duty, breach of contract, negligence, lack of suitability, misrepresentation; and that the Company failed to supervise the representative.

The specific claims currently pending include:

1) A claim filed in Missouri in June 2016 related to investments in real estate related funds; and

2) A claim filed in North Carolina in September 2016 related to an investment in a real estate investment trust and an energy fund.

The process for all of the above claims are in the varying stages, but the likelihood of success of the plaintiffs or the Company is difficult to quantify and cannot be estimated based on the information currently available.

The Company is also subject to regulation under the federal securities laws administered by the SEC. Federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions. From time to time, the SEC and FINRA examine or investigate the activities of the Company. These examinations often focus on the activities of the registered representatives and registered investment advisors doing business through that entity. It is possible that any examination may result in payments of fines and penalties, payments to customers, or both, as well as changes in systems or procedures, any of which could have a material adverse effect on the Company's financial condition or results of operations. As of December 31, 2016, the Company had no open FINRA examinations.

### *8. Subsequent Events*

Subsequent events have been evaluated through February 21, 2017, the date that the financial statements have been issued.

**SUNSET FINANCIAL SERVICES, INC.**
**COMPUTATION OF NET CAPITAL***
**SCHEDULE I**
**December 31, 2016**
(amounts in thousands)

| | | |
|---|---|---|
| Total stockholder's equity | $ | 607 |
| Less: | | |
| Non-allowable assets | | 573 |
| Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)(D)) | | 5 |
| Net Capital | | 29 |
| Minimum requirement | | 15 |
| Excess | $ | 14 |
| **AGGREGATE INDEBTEDNESS** | | |
| Due to affiliated entities | $ | 65 |
| Other liabilities | | 167 |
| Aggregate indebtedness | $ | 232 |
| Ratio of aggregate indebtedness to net capital | | 8.00 to 1 |

**Statement regarding Rule 17a-5(d)(4)**
There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA as of December 31, 2016, filed on January 26, 2017.

*Pursuant to Rule 15c3-1 of the Securities and Exchange Commission.

*See accompanying Report of Independent Registered Public Accounting Firm.*

# SUNSET FINANCIAL SERVICES, INC.
# COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE REQUIREMENTS AND PAB ACCOUNT RESERVE REQUIREMENTS*
# SCHEDULE II
# December 31, 2016

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

*Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

*See accompanying Report of Independent Registered Public Accounting Firm.*

# SUNSET FINANCIAL SERVICES, INC.
# INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS*
# SCHEDULE III
# December 31, 2016

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

*Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

*See accompanying Report of Independent Registered Public Accounting Firm.*

SFS
SUNSET FINANCIAL

Sunset Financial Services Inc. / 3520 Broadway / P.O. Box 219365 / Kansas City, Missouri 64121-9365 / 800-821-5529

## Sunset Financial Services, Inc. Exemption Report

Sunset Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

(a) The provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

(i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;

(ii) The broker's or dealer's transactions as broker (agent) are limited to:

(a) The sale and redemption of redeemable securities of registered investment companies or of interest or participations in an insurance company separate account, whether or not registered as an investment company;

(b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

( c) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

conditions in paragraphs (k) (1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Sunset Financial Services, Inc.

I, Kelly T. Ullom, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Kelly T. Ullom

President

February 21, 2017

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

# Report of Independent Registered Public Accounting Firm

Board of Directors
Sunset Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of Sunset Financial Services, Inc. (the Company) as of December 31, 2016, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III as of December 31, 2016, ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

Kansas City, Missouri
February 21, 2017

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

**BKD** LLP
**CPAs & Advisors**

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // **bkd.com**

## Report of Independent Registered Public Accounting Firm on the Exemption to Rule 15c3-3 Under Provision 15c3-3(k)(1)

Board of Directors
Sunset Financial Services, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying *Sunset Financial Services, Inc. Exemption Report,* in which (1) Sunset Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(1) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the *Securities Exchange Act of 1934.*

BKD, LLP

Kansas City, Missouri
February 21, 2017

Praxity MEMBER GLOBAL ALLIANCE OF INDEPENDENT FIRMS

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

**Forwarding and Address Correction Requested**

SIPC-3 201 6

8-

**Check appropriate boxes.**

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☑ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

**Pursuant to the terms of this form (detailed below).**

x ______________________ December 31, 2016
Authorized Signature/Title Date

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

# Form SIPC-3

# FY 201 6

***Certification of Exclusion From Membership.***

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending December 31, 2016 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☑ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

**Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.**

**Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816 221.6380 // bkd.com

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Report Related to an Entity's Exclusion from SIPC Membership

Board of Directors
Sunset Financial Services, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedure enumerated below with respect to Sunset Financial Services, Inc.'s (the Company) Certification of Exclusion from Membership (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Certification of Exclusion from Membership. The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of this procedure is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed and our findings are as follows:

1. We noted no inconsistencies between the Certification of Exclusion from Membership (form SIPC-3) and the income reported.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 21, 2017

Praxity MEMBER